Exhibit 99.1

FOR IMMEDIATE RELEASE
Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858 Jamie Tully Ph: +1-212-687-8080

Elan Announces the Appointment of Mr. John Given as General Counsel

Dublin, Ireland – February 28, 2013 - Elan Corporation, plc (NYSE:ELN) today announced the appointment of Mr. John Given as General Counsel with effect from 1 March, 2013. Mr. Given will report to the CEO, serve as a member of Elan’s executive management team as well as serve as advisor to the Chairman and the full Board. He will be based in Elan’s Dublin headquarters office.

Mr. Given joins Elan from leading Irish law firm A&L Goodbody, where he was a Senior Corporate Partner. During Mr. Given’s over twenty years in private practice, his clients included many leading Irish and international corporates, including a number in the life sciences sector. Mr. Given has acted as Elan’s lead external counsel for over a decade, advising the company on all of its corporate activity. During his tenure at A&L Goodbody, Mr. Given occupied various leadership positions and was head of the M&A practice for nine years, during which time A&L Goodbody was consistently ranked in international league tables as the number 1 Irish transactional law firm.

Elan’s Chairman, Robert A. Ingram, and CEO, Kelly Martin, commented, “John is a uniquely talented and highly accomplished professional with over 20 years of relevant and in-depth experience in the global arena. His direct M&A expertise and proven track record in both transactions and advisory – serving both international and multi-sector clients - makes him an invaluable addition to our executive team. He is joining us at an exciting time as we advance the company – across multiple dimensions - following the recently announced Tysabri restructuring”.

Messrs. Ingram and Martin concluded “We have no doubt that the Board, management team, employees, shareholders and industry partners will greatly benefit from John’s exceptional expertise, integrity and leadership. We are enthusiastic to have him join us to work across all aspects of our business”.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

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